VIA EDGAR

June 20, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2010 File No. 1-15202

Dear Mr. Rosenberg:

I refer to your letter to me dated May 20, 2011, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) relating to the above-referenced filing of W. R. Berkley Corporation (“Berkley”), and our responses thereto, sent on our behalf concurrently with this letter.   In connection with such responses to the Staff’s comments, on behalf of Berkley, I acknowledge that:

•	Berkley is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	Berkley may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eugene G. Ballard

Eugene G. Ballard
Senior Vice President -- Chief Financial Officer

cc:	Mark Brunhofer (SEC)
Ibolya Ignat (SEC)
Ira S. Lederman (Berkley)
Jeffrey S. Hochman (Willkie Farr)